GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(OTC: GRINY.PK)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES SALE OF KORD SUBSIDIARY

Hong Kong - August 1, 2008. Grand Toys International Limited (OTC: GRINY.PK) (the “Company”) today announced the sale of its party goods business, Kord Holdings Inc. (“Kord”). Kord was sold for a nominal cash consideration and the assumption of certain debt at the Kord level as well as the write off of all balances due to and from Kord with other companies within the Grand group. Kord contributed 21.3% of the Company’s consolidated revenues and was loss making for the year ended December 31, 2006, the last year for which audited financial statements are available. Kord’s business has deteriorated over the last twelve months and this sale will remove the Company’s future working capital and funding obligations for this business.

About Grand Toys International Limited:
Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.